Exhibit 99.1

Tiziana Life Sciences Promotes Matthew W. Davis, MD, RPh to Chief Operating Officer

NEW YORK, June 13, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, is pleased to announce the appointment of Matthew Davis, MD, RPh as its new Chief Operating Officer (COO). Dr. Davis, who also serves as the Chief Medical Officer (CMO), will now take on this additional role to further drive the company’s growth and strategic initiatives and will report to Gabriele Cerrone, Executive Chairman, Founder, and interim Chief Executive Officer of Tiziana.

As the Chief Operating Officer, Dr. Davis will be responsible for overseeing Tiziana Life Sciences’ day-to-day operations, including research and development, manufacturing, clinical trials, and commercialization efforts. His extensive experience in the biotechnology industry, coupled with his deep understanding of medical affairs, will be invaluable in advancing the company’s pipeline and achieving key milestones.

“Matthew’s promotion from Chief Medical Officer to Chief Operating Officer is a testament to his exceptional leadership skills and his significant contributions to Tiziana Life Sciences,” said Gabriele Cerrone, Executive Chairman. “His expertise in both clinical and operational aspects of the biotech industry will be instrumental in driving the company’s growth and bringing our promising therapeutic candidates to patients in need.”

During his tenure as Chief Medical Officer, Dr. Davis played a pivotal role in the continued development and progression of Tiziana Life Sciences’ therapeutic programs. His strategic insights and dedication to improving patient outcomes have been instrumental in advancing the companies lead asset foralumab into a phase 2 trial in non-active secondary progressive multiple sclerosis this year and the company’s mission to develop innovative treatments for various CNS diseases.

“I am honored to take on the role of Chief Operating Officer at Tiziana Life Sciences,” said Matthew Davis. “I am excited to continue to work closely with the highly talented research and development team of Drs. Jules Jacobs and Vaseem Palejwala and build upon the strong foundation we have established. Together, as a company we will continue to drive the development and commercialization of transformative therapies that address unmet medical needs.”

About Dr. Matthew Davis MD, RPh

Dr. Davis has over 15 years of experience in Pharma as Chief Medical Officer or Chief Scientific Officer at Endo Pharmaceuticals, URL, Lupin Pharmaceuticals and Sun Pharmaceuticals. He matriculated to the University of Pennsylvania as an undergraduate. He received his Pharmacy Degree from Temple University and his Medical Degree from the Medical College of Pennsylvania. Dr. Davis undertook his surgical training at Brown University and his Urology training at Washington Hospital Center. Dr. Davis is married to Dr. Annette Davis and has two children, Emma, and Daniel.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases. 1

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com